July 9, 2019

Peter Lawrence
President and Chief Operating Officer
Arqule, Inc.
One Wall Street
Burlington, Massachusetts 01803

       Re: ARQULE INC
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 7, 2019
           File No. 000-21429

Dear Mr. Lawrence:

        We have reviewed your June 14, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to the prior comment are to the comment in our May 31, 2019 letter.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 8. Financial Statements and Supplementary Data
Notes to Financial Statements
3. Collaborations and Alliances, page 73

1. Refer to your response to our prior comment one regarding the Basilea and Sinovant licensing agreements. Please provide us proposed revised disclosure to include in future filings beginning with the June 30, 2019 Form 10-Q that addresses the following for each agreement:
        The performance obligations identified.
        The nature and amount of items included/excluded from transaction price, the judgments in determining allocation of transaction price to the performance obligations, and the amount of transaction price allocated to and timing of recognition
 Peter Lawrence
Arqule, Inc.
July 9, 2019
Page 2
             of each performance obligation.
             A breakdown of milestones by regulatory approval and commercial and, for each of those categories, a further breakdown by geography (i.e. US, EU and
             Japan) and indication (i.e. 1st, 2nd, 3rd).
             Your accounting treatment for the commercial milestones and royalties.
       You may contact Tabatha McCullom at 202-551-3658 or Jim Rosenberg at 202-551-3679
with any questions.



FirstName LastNamePeter Lawrence                            Sincerely,
Comapany NameArqule, Inc.
                                                            Division of
Corporation Finance
July 9, 2019 Page 2                                         Office of
Healthcare & Insurance
FirstName LastName